[Invesco Letterhead]
225 Liberty Street
New York, NY 10281

February 2, 2021

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Mr. Raymond Be
Mr. David Manion

Re:	AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (the “Registrant”)
File No. 333-251160

Dear Messrs. Be and Manion:

On behalf of the Registrant, below are the Registrant’s responses to the comments conveyed telephonically by Messrs. Be and Manion on December 31, 2020 and December 17, 2020, respectively, to Jacqueline Edwards, Esq., with regard to the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganizations of Invesco V.I. Value Opportunities Fund into Invesco V.I. American Value Fund and Invesco V.I. Managed Volatility Fund into Invesco V.I. Equity and Income Fund (collectively, the “Funds”). The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on December 4, 2020, under Rule 488 (“Rule 488”) under the Securities Act of 1933 (the “Securities Act”).
Below we have provided your comments (in bold) and the Registrant’s response to each comment. These responses will be incorporated into a filing to be made pursuant to Rule 497(b) of the Securities Act and in a filing pursuant to Rule 485(b) of the Securities Act, with respect to Accounting Comment 3. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Accounting Comments

1.	Comment:
With respect to the chart in the section “Federal Income Tax Consequences of the Reorganizations – Appreciation in Value of Investments,” please review if this information should be presented as of a more recent date than December 31, 2019.

	Response:	The Registrant notes that the information provided as of December 31, 2019 was obtained from the Funds’ most recent audited financial statements available. Historically, each Fund has provided financial information from its most recent audited financial statements, so that all of the data (unrealized appreciation or depreciation, capital loss carryovers, etc.) are provided and compared as of the same date. When data is not being compared against other data, the most recent available calculation is used and provided. For example, see the estimated capital gains paid out to taxpayers for the proposed repositioning in “Repositioning of the Invesco V.I. Value Opportunities Fund’s Portfolio Assets.”

2.	Comment:	Please explain why the information provided in the capitalization tables for the Funds under “Other Matters – Capitalization” should be presented as of a different date for each Reorganization.

Response:
Pursuant to Item 14 of Form N-14, the pro forma financial statements required by Rule 11-01 of Regulation S-X are not required for the reorganization of the Invesco V.I. Managed Volatility Fund into Invesco V.I. Equity and Income Fund, as the net asset value of the Target Fund in that Reorganization does not exceed ten percent of the net asset value of the corresponding Acquiring Fund, measured as of November 13, 2020, which is within thirty days prior to the filing of the Registration Statement. Accordingly, the capitalization information for that Reorganization is presented as of November 13, 2020.

3.	Comment:	Please add a hyperlink to the consent of the Funds’ independent registered public accounting firm.

	Response:	The Registrant will add a hyperlink to the consent exhibit in a post-effective amendment.

Disclosure Comments

4.	Comment:	In the cover letter addressed to Contract Owners, please revise the presentation of the two transactions in a more streamlined manner (e.g., in a table or using bullet points).

	Response:	The cover letter has been revised as requested.

5.	Comment:
Given that the Registration Statement states that the Meeting will be conducted exclusively online via live webcast, please confirm that the Meeting will adhere to the “Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns,” as updated April 7, 2020, issued by the staff of the Division of Corporation Finance and the Division of Investment Management of the SEC to assist issuers, shareholders, and other market participants affected by coronavirus disease 2019 with meeting their obligations under the federal proxy rules (“Staff Guidance”).

	Response:	The Registrant confirms that the Meeting will adhere to the Staff Guidance relating to virtual shareholder meetings.

6.	Comment:
Item 3 of Form N-14 requires you to compare certain information and highlight differences between funds, so that investors may understand how their investments may change if the transactions are approved and, therefore, may inform their voting decisions. Please provide the information in a presentation that more concisely compares the material differences between each Target Fund and Acquiring Fund.

Response:
The Registrant has reviewed the disclosure in the Registration Statement and believes that the presentation of information reflects a clear, concise and understandable comparison of the material differences between each Target Fund and Acquiring Fund in a format that is useful to Fund shareholders (see also Registrant’s responses to Disclosure Comments 8 and 15 below).

7.	Comment:
On page 2 of the Registration Statement under the heading captioned “What are the reasons for the proposed Reorganizations?” the disclosure states that the Reorganizations are designed to allow Invesco to put forth “its most compelling investment processes and strategies.” Please further explain what that means and how the Reorganizations will achieve that.

	Response:	The Registrant has revised the Registration Statement accordingly.

8.	Comment:
On page 2 of the Registration Statement under the heading captioned “How do the Funds’ investment objectives, principal investment strategies and risks compare?” please provide a comparison of the investment objectives, principal investment strategies and risks that further highlights the material differences between each Acquiring Fund and Target Fund.

	Response:	The Registrant has revised the Registration Statement accordingly.

9.	Comment:
On page 3 of the Registration Statement under the heading captioned “How do the Funds’ expenses compare?” the disclosure states “pro forma management fees for the Invesco V.I. American Value Fund have been adjusted to reflect the new advisory fee rates in effect for the Acquiring Fund scheduled to be effective upon the closing of the Reorganization based on pro forma combined net assets.” Please confirm that these new advisory fee rates are a permanent rather than temporary change.

Response:
The Registrant confirms that the new advisory fee rates to take effect for the Acquiring Fund upon closing of the Reorganization have been approved by the Board as a change to the Acquiring Fund’s contractual advisory fee schedule and will not increase in the future without shareholder approval.

10.	Comment:
On page 3 of the Registration Statement under the heading captioned “How do the Funds’ expenses compare?” please insert a header that specifically identifies the Reorganization to which each table relates.

	Response:	The Registrant has revised the Registration Statement accordingly.

11.	Comment:
On page 7 of the Registration Statement under the heading captioned “How do the performance records of the Funds compare?” the disclosure states that “the performance history of each Fund for certain periods as of September 30, 2020 is shown below.”  Please update the performance information as of December 31, 2020.

	Response:	The Registrant has updated the performance information accordingly.

12.	Comment:
On page 8 of the Registration Statement under the heading captioned “How do the management, investment adviser and other service providers of the Funds compare?” please separate the table into two distinct tables and insert a header that specifically identifies the Reorganization to which each table relates.

	Response:	The Registrant has revised the Registration Statement accordingly.

13.	Comment:
On page 8 of the Registration Statement under the heading captioned “How do the management, investment adviser and other service providers of the Funds compare?” the disclosure states that “the Board approved lowering the contractual advisory fee schedule of Invesco V.I. American Value Fund so that its advisory fees will be the same as those of Invesco V.I. Value Opportunities Fund at all breakpoints effective and contingent on the closing of the Reorganization.” Please confirm that the fee reduction was approved in accordance with Section 15(c) of the 1940 Act.

Response:
The Registrant confirms that the reduction in the Invesco V.I. American Value Fund’s contractual advisory fee schedule was approved in accordance with Section 15(c) of the 1940 Act as modified by rule, regulation, interpretation or order of the SEC, including the SEC’s recent relief from certain in-person requirements (See Order Under Section 6(c) and Section 38(a) of the Investment Company Act of 1940 Granting Exemptions From Specified Provisions of the Investment Company Act and Certain Rules Thereunder; Commission Statement Regarding Prospectus Delivery, Release No. IC-33824 (Mar. 25, 2020), 85 Fed. Reg. 17611 (Mar. 30, 2020), https://www.federalregister.gov/d/2020-06518), at a meeting of the Fund’s Board held on December 1, 2020, which reduction did not require shareholder approval consistent with prior SEC guidance on advisory fee reductions. See Washington Mutual Investors Fund, Inc., SEC No-Action Letter (pub. avail. May 14, 1993)

and Limited Term Municipal Fund, Inc., SEC No-Action Letter (pub. avail. Nov. 17, 1992).

14.	Comment:
On page 11 of the Registration Statement under the heading captioned “What will happen if shareholders do not approve a Reorganization?” the disclosure states that “if the shareholders of a Target Fund do not approve the Reorganization, the Target Fund will not reorganize into the Acquiring Fund and the Board will consider other possible courses of action for the Target Fund.” To the extent known, please discuss the other alternatives the Board is considering.

	Response:	At the current time, the Board is not considering other alternatives.

15.	Comment:
On page 12 of the Registration Statement under the heading captioned “Comparison of Investment Objectives, Principal Investment Strategies, Principal Investments and Principal Risks,” please consider revising the presentation of the material differences between the Acquiring and Target Funds. Please also add a third column to the risk tables or a statement that there are no principal risks disclosed by the Acquiring Fund that are not disclosed by the Target Fund.

Response:
The Registrant respectfully declines to revise the presentation of the comparisons of the Funds’ principal investment strategies and principal investments, but has revised the presentation of the Funds’ investment objectives and principal risks. The Registrant notes that this presentation aligns with how the Funds’ strategies are disclosed in their summary prospectuses, with which Fund shareholders are familiar.

16.	Comment:
On page 13 of the Registration Statement under the header captioned “Investment Objective, Principal Strategies and Principal Investments,” the disclosure states that “the primary difference between the Target and the Acquiring Fund is that the Target Fund, but not the Acquiring Fund, employs a risk management process intended to manage the volatility level of the Target Fund’s annual returns, which involves selling exchange-traded futures contracts to maintain a target maximum annual volatility level for the Fund’s returns of approximately 10%.” Please further explain what this means to investors.

	Response:	The Registrant has revised the Registration Statement accordingly.

17.	Comment:
On pages 14 and 15 of the Registration Statement under the header captioned “Repositioning Costs,” the disclosure states that “the transaction costs anticipated in connection with the sale of such portfolio securities after the Reorganization of the Invesco V.I. Value Opportunities Fund will be borne by Acquiring Fund shareholders (including former Target Fund shareholders who are reorganized into the Acquiring Fund)

and are estimated to be in approximate aggregate dollars and to have the basis point impact on the combined Acquiring Fund’s asset base as of November 2, 2020 as noted below:

Invesco V.I. American Value Fund: $295,351/0.077%

Please explain what this means in plain English, particularly with respect to the basis point impact.

	Response:	The Registrant has revised the Registration Statement accordingly.

18.	Comment:
On page 21 of the Registration Statement under the header captioned “Repositioning of the Invesco V.I. Value Opportunities Fund’s Portfolio Assets,” the disclosure states that “a portion of the Invesco V.I. Value Opportunities Fund’s portfolio assets (approximately 87% based on portfolio assets as of November 2, 2020, and valued at approximately $125,660,000) may be sold in connection with the Reorganization as distinct from normal portfolio turnover.”  Please explain in an appropriate location why the Reorganization between the Target Fund and Acquiring Fund with similar principal investment strategies will result in a portfolio turnover of approximately 87%.  In addition, please disclose the expected impact on the Fund, including immediate costs and expenses as well as how the nature of the investment portfolio and risks will change.  Finally, in an appropriate location, please disclose what considerations, if any, the Board gave to the amount of the portfolio turnover when considering whether to approve the Reorganization.

Response:
The Registrant has revised the Registration Statement accordingly where applicable.  The Registrant notes that the costs associated with the repositioning are discussed in the Registration Statement in the section “FEDERAL INCOME TAX CONSEQUENCES OF THE REORGANIZATIONS,” and the Registrant believes that the impact to the Target Fund once it is reorganized into the Acquiring Fund is adequately discussed in the various comparisons of the Funds included in the Registration Statement.

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact Jacqueline Edwards, Esq. at (212) 812-4142, or in her absence, contact me at (212) 323-5086.

Regards,

/s/ Emily Ast, Esq.
Emily Ast, Esq.
Senior Counsel